

August 31, 2010

Gifford R. Zimmerman
Principal Executive Officer
Nuveen Diversified Commodity Fund
333 West Wacker Drive
Chicago, IL 60606

> Re: **Nuveen Diversified Commodity Fund**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed August 25, 2010**
> **File No. 333-130360**

Dear Mr. Zimmerman:

We have reviewed Amendment No. 6 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Investment Objectives, page 2

1.   We note your response to comment 7 of our letter dated August 20, 2010. Please explain the phrase "unit of risk taken."   Also, please clarify the meaning of the phrase "attractive risk-adjusted total return compared to" the Dow Jones-UBS Commodity Index, the S&P GSCI Commodity Index, and passively managed commodity funds. Do you mean that your objective is to out-perform these indexes and managed funds, or do you intend to track these various benchmarks?

<u>Manager Expenses, page 67</u>

2.   We note your response to comment 23 of our letter dated August 20, 2010. Please explain the purpose of the "fund administration fee" and clarify how this is different from the management fee.

<u>Legal Matters, page 72</u>

3.   Please revise to clearly state that Morris, Nichols, Arsht & Tunnell LLP is opining on the legality of the shares.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202) 551-3468 or Jorge Bonilla at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Donald S. Weiss, Esq.
        Stacy H. Winick, Esq.
        Fax: (312) 827-8000